Exhibit 99.1

Company announcement — No. 30 / 2019

Zealand Pharma announces private placement and directed issue of new shares with expected gross proceeds of DKK 559.6 million

•                  A total of 3,975,000 new shares (the “New Shares”) have been subscribed for with expected gross proceeds of approx. DKK 559.6 million

•                  The private placement and directed share issue to existing shareholder Van Herk Investments B.V. follows recent positive developments in Zealand Pharma’s product pipeline

•                  The additional funding will be used to continue supporting Zealand Pharma’s peptide platform, accelerate ongoing development of late stage assets, and prepare for the launch of the company’s first fully-owned asset

Copenhagen, September 5, 2019 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, announces a private placement and directed share issue to Van Herk Investments B.V of 3,975,000 New Shares, each of a nominal value of DKK 1, at a subscription price of DKK 140.79 per New Share (the “Placement”). Zealand expects to receive gross proceeds from the Placement of approximately DKK 559.6 million.

Van Herk Investments is a long-term investor in biotech and had been the largest shareholder in Ablynx, which was sold to Sanofi for $4.8 billion in 2018. More recently, Van Herk Investments increased their stake in a $8 billion+ market cap drug developer Galapagos to 10%. Van Herk Investments has been among the top three shareholders of Zealand Pharma since early 2018.

The board of directors of Zealand has on 5 September 2019 in accordance with article 7.1 of Zealand’s articles of association, exercised an authorization granted by Zealand’s general meeting to increase Zealand’s share capital and issue the New Shares.

The New Shares will be issued without pre-emption rights for Zealand’s current shareholders and the New Shares will upon issuance rank pari passu with Zealand’s existing shares and carry the same dividend and other rights. Each New Share carries one vote at Zealand’s general meetings. Zealand only has one class of shares.

Payment of the subscription price is expected to take place no later than 10 September 2019 after which the capital increase will be registered with the Danish Business Authority.

Morgan Stanley & Co. LLC has acted as placing agent for the Placement.

Zealand intends to use the gross proceeds from the subscription together with its existing cash resources for the following purposes:

•                  Contribute to supporting discovery, research and development of the company’s peptide platform,

•                  Support ongoing development of late stage assets, and

•                  Prepare for the launch of the company’s first fully-owned asset.

The New Shares will be issued and registered with VP Securities and admitted to trading on Nasdaq Copenhagen under the ISIN code of Zealand’s existing shares (ISIN code DK0060257814) once the subscription price has been paid and the new shares have been registered with the Danish Business Authority. Admission to trading of the New Shares is expected to take place on 11 September 2019.

Before the Placement, Zealand’s share capital amounted to DKK 31,831,290. After completion of the Placement and issue of the New Shares, Zealand’s share capital will amount to normally DKK 35,806,290, corresponding to 35,806,290 shares of DKK 1, nominal value, each.

Expected timetable for the capital increase:

10 September 2019	Registration of the New Shares with the Danish Business Authority as well as issue and registration of the new shares with VP Securities.
11 September 2019	Admittance to trading on Nasdaq Copenhagen of the New Shares.

The New Shares will be listed on Nasdaq Copenhagen in reliance on the exemption in article 1(5)a of the Prospectus Regulation and not on the basis of a prospectus.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

The securities offered in the Placement will not be, and have not been, registered under the Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States absent a registration statement or an applicable exemption from the registration requirements under the Act.

Important information

No announcements or information regarding the Placement may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. No steps have been taken, or will be taken, for the offering of shares or ADSs in any jurisdiction where such steps would be required. The issue or sale of ADSs, and the subscription for or purchase of ADSs, are subject to special legal or statutory restrictions in certain jurisdictions. Zealand is not liable if these restrictions are not complied with by any other person.

Forward-Looking Statements

This announcement may contain forward-looking statements, including “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on the beliefs and assumptions and on information currently available to management of Zealand, including with respect to the closing of the Placement described herein. All statements other than statements of historical fact contained in this announcement are forward-looking statements, including statements regarding the anticipated final terms of the Investment. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Zealand’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Zealand’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 15, 2019 and subsequent reports that Zealand files with the SEC. Forward-looking statements represent Zealand’s beliefs and assumptions only as of the date of this announcement. Although Zealand believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, Zealand assumes no obligation to publicly update any forward-looking statements for any reason after the date of this announcement to conform any of the forward-looking statements to actual results or to changes in its expectations.

For further information, please contact:

Emmanuel Dulac, President and Chief Executive Officer

+45 50 60 36 36, edu@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

+45 50 60 37 78, lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.